UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 9, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MINNERGY, LLC

File No. 333-142928; CF Control No. 20624

MinnErgy, LLC submitted an application under Rule 406 requesting confidential treatment for information that it excluded from exhibit 10.22 to the registration statement on Form SB-2 filed May 14, 2007.

Based on representations by MinnErgy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to disclose it publicly. The Commission will not release to the public the information excluded from the exhibit for the time period specified:

Exhibit 10.22 through May 23, 2008.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director